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                                                                    SCHEDULE 13D
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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                                BIO-PLEXUS, INC.
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                                (Name of Issuer)


                                 COMMON SHARES
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                         (Title of Class of Securities)


                                    B250962
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                                 (CUSIP Number)


       HERMAN GROSS, 12 JORDAN DRIVE, GREAT NECK, NY 11021 (516) 487-9579
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                      VARIOUS IN NOVEMBER & DECEMBER 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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REGULATION OF INVESTMENT ADVISERS

CUSIP No. B250962             SCHEDULE 13D               Page ____ of ____ Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HERMAN GROSS ###-##-####


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

       PERSONAL FUNDS


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA


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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            802,668
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       802,668

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.3278

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  14   TYPE OF REPORTING PERSON*

       INDIVIDUAL


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  Schedule 13D


Item 1.  Security and Issuer

         This statement relates to the ________________________________________.


Item 2.  Identity and Background

     See Item 1 on the Schedule 13D cover page. No other responsive information is required.


Item 3.  Source and Amount of Funds or Other Consideration

     Of the __________ shares of ____________ of ________________ owned by _____
________________,  _________  were  previously  owned by __________________  and
_________ were acquired on _______________ for _____ per share (the average of the closing bid and ask price on _______________). The total purchase price was ________ and is reflected in a note payable to ________________, a copy of which is attached hereto as Exhibit "A."


Item 4.  Purpose of Transaction

     The purpose of the transaction is to acquire additional equity securities of ______________________________________ has historically maintained a majority interest in __________________ and thereby enjoys the benefit of financial statement consolidation. _______________________ has disclosed its historical practice to maintain majority control of ________________ and its intention to do so in the future in its annual report on Form 10-K under the heading "Certain Relationships and Related Transactions."


Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     Exhibit "A" - Note Payable.

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Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 28, 1998                       /s/ Herman Gross
                                             -----------------------------------
                                             Signature

                                             Herman Gross
                                             -----------------------------------
                                             Name/Title


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